ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


13002142

FORM 11-K


SEC MAIL
PROCESSING
RECEIVED
JUN 2 0 2013
WASH, D.C.
196
SECTION

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-53163

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baltimore County Savings Bank Employees' Savings & Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCSB Bancorp, Inc.
4111 East Joppa Road, Suite 300
Baltimore, Maryland 21236

US2008 4679891 1

REQUIRED INFORMATION

1. Financial Statements.

2. Supplemental Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2012

3. Exhibits.

   Exhibit 23: Consent of Independent Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

BALTIMORE COUNTY SAVINGS BANK EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

(FORMERLY BALTIMORE COUNTY SAVINGS BANK, FSB EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN)

FINANCIAL REPORT

DECEMBER 31, 2012

C O N T E N T S

MICHAEL D. SISK & COMPANY, PC
Certified Public Accountants
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125

INDEPENDENT AUDITOR'S REPORT

Board of Trustees
Baltimore County Savings Bank
Employees' Savings and Profit Sharing Plan
Baltimore, Maryland

Report on the Financial Statements

We have audited the accompanying statements of Baltimore County Savings Bank Employees' Savings and Profit Sharing Plan (formerly Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan), which comprise the statements of net assets available for benefits as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Plan management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion

Board of Trustees
Baltimore County Savings Bank
Employees' Savings and Profit Sharing Plan
Page Two

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Baltimore County Savings Bank Employees' Savings and Profit Sharing Plan (formerly Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan) as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, referred to as "supplemental information," is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Sisk & Company, PC

Baltimore, Maryland
June 19, 2013

BALTIMORE COUNTY SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
(Formerly Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011
ASSETS		
Investments, at fair value	$ 10,362,931	$ 8,870,839
Notes receivable from participants	380,066	412,505
Cash – unallocated	-	51
Total assets	10,742,997	9,283,395
LIABILITIES		
Accounts payable	-	4,655
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	10,742,997	9,278,740
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	43,847	(40,402)
NET ASSETS AVAILABLE FOR BENEFITS	$ 10,786,844	$ 9,238,338

The Notes to Financial Statements are an integral part of these statements.

BALTIMORE COUNTY SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
(Formerly Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2012 and 2011

	2012	2011
ADDITIONS		
Additions to net assets attributed to:		
Investment income		
Net appreciation (depreciation) in fair value of investments	$ 959,545	$ (255,507)
Interest and dividends	74,390	259,653
	1,033,935	4,146
Interest income on notes receivable from participants	17,865	14,528
Contributions		
Employer	70,845	62,371
Participants	438,160	414,114
Rollovers	112,897	167,233
	621,902	643,718
Other income	18,902	-
Total additions	1,692,604	662,392
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	122,440	162,560
Administrative expenses	21,658	17,828
Total deductions	144,098	180,388
Net increase	1,548,506	482,004
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	9,238,338	8,756,334
End of year	$ 10,786,844	$ 9,238,338

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of Baltimore County Savings Bank (the Company) Employees' Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company who have one month of service and are age eighteen or older. The Plan is subject to the provisions of ERISA. Effective October 1, 2011, the Company converted from a federal charter to a state charter. As a result of this conversion, the Company is now known as Baltimore County Savings Bank and the Plan is now known as Baltimore County Savings Bank Employees' Savings and Profit Sharing Plan.

Contributions

Each pay period, participants may contribute up to 50% of pre-tax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various common/collective trusts, pooled separate accounts, mutual funds, a guaranteed investment contract, and shares of the BCSB Bancorp, Inc. common stock. Effective July 2008, no new investments in the Company common stock is permitted. Effective July 2008, the Company contributes up to 50% of the first 3% of the salary deferrals by the participants. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. The matching contribution and profit sharing contribution are participant-directed as well. Contributions are subject to certain limitations.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan provides that participants' accounts may be invested, at the discretion of the participant, in any combination of the current investment option funds.

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan (continued)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000, reduced by the excess, if any, of their highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over their current outstanding balance of loans or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of benefits

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts

At December 31, 2012 and 2011, forfeited non-vested accounts totaled $16 and $3, respectively. These accounts will be used to reduce future employer contributions. Also, for the years ended December 31, 2012 and 2011, employer contributions were reduced by $5,273 and $9,507, respectively.

Note 2. Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Note 2. Significant Accounting Policies (continued)

Basis of accounting (continued)

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on the contract value basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of benefits

Benefits are recorded when paid.

Note 2. Significant Accounting Policies (continued)

Operating expenses

Certain expenses of maintaining the Plan are paid by the Plan and certain expenses of maintaining the Plan are paid by the Company.

Note 3. Investments

The following table presents the fair value of investments as of December 31, 2012 and 2011. Investments that represent 5% or more of the fair value of the Plan's net assets have been separately identified.

	2012	2011
Common collective trusts:		
Principal Trust (SM) Target 2020 Fund	$ 1,941,524	$ -
Principal Trust (SM) Target 2030 Fund	713,811	-
Other	1,163,614	-
Reliance Trust Company Stable Value Fund, at contract value	-	1,010,958
Adjustment from contract value to fair value for investment in common collective trust relating to fully benefit-responsive investment contracts	-	40,402
	3,818,949	1,051,360
Pooled separate accounts:		
Large Cap S&P 500 Index Separate Account	561,485	-
Other	1,438,519	-
	2,000,004	-
Mutual funds:		
American Century Heritage A Fund	781,791	-
JP Morgan Government Bond A Fund	1,088,069	-
Pimco Total Return A Fund	687,158	-
Vanguard Target Retirement 2020	-	1,666,445
Vanguard Target Retirement 2030	-	571,516
Vanguard GNMA Fund Admiral Shares	-	889,833
Vanguard 500 Index Signal Fund	-	532,329
Pimco Total Return Fund	-	633,067
T. Rowe Price Mid-Cap Growth Fund	-	752,085
Other	911,160	2,589,286
	3,468,178	7,634,561

Note 3. Investments (continued)

Guaranteed investment contract:		
Principal Fixed Income Guaranteed Option, at contract value	876,941	-
Adjustment from contract value to fair value for investment in insurance company general accounts relating to fully benefit-responsive investment contracts	(43,847)	-
	833,094	-
Securities issued by Plan Sponsor.		
BCSB Bankcorp, Inc common stock	242,706	184,918
Total investments	$ 10,362,931	$ 8,870,839

For the years ended December 31, 2012 and 2011, the Plan's investments, including investments purchased, sold, as well as, held during the year appreciated (depreciated) as determined by quoted market prices by $959,545 and $(255,507).

In addition to the above, the Plan's interest and dividend income for the years ended December 31, 2012 and 2011 was $74,390 and $259,653, respectively.

Note 4. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

Note 4. Fair Value Measurements (continued)

Level 2 (continued)

- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011:

Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

Note 4. Fair Value Measurements (continued)

Common/collective trusts and pooled separate accounts: Valued at the NAV of units of the common/collective trust or pooled separate account. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds' less their liabilities. This practical expedient is not used when it is determined to be probable that the funds will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective trusts or pooled separate accounts, the investment advisors reserve the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

Guaranteed investment contract - Principal Fixed Income Guaranteed Option: Beginning in November 2012, the Plan invests in the Principal Fixed Income Guaranteed Option, which is an insurance company general account that invests in a guaranteed investment contract. The guaranteed investment contract is valued at the Plan's share in the guaranteed investment contract, which is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 5).

Guaranteed investment contract - Reliance Trust Company Stable Value Fund: Through November 2012, the Plan invested in the Reliance Trust Company Stable Value Fund, which is a common collective trust that invests in a guaranteed investment contract. The common collective trust is valued at the Plan's share in the guaranteed investment contract, which is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 5).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

Note 4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Fixed income	$ 1,775,227	$ -	$ -	$ 1,775,227
International equity	447,463	-	-	447,463
Small/Mid U.S. equity	1,245,488	-	-	1,245,488
Total mutual funds	3,468,178	-	-	3,468,178
Common stock - employer securities	242,706	-	-	242,706
Common/collective trusts:				
Balanced/asset allocation	-	3,818,949	-	3,818,949
Pooled separate accounts:				
Fixed income	-	4,647	-	4,647
Large U.S. equity	-	1,466,171	-	1,466,171
Small/Mid U.S. equity	-	529,186	-	529,186
Total pooled separate accounts	-	2,000,004	-	2,000,004
Guaranteed investment contract	-	-	833,094	833,094
Total assets at fair value	$ 3,710,884	$ 5,818,953	$ 833,094	$ 10,362,931

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Balanced/asset allocation	$ 2,965,768	$ -	$ -	$ 2,965,768
Fixed income	1,522,900	-	-	1,522,900
International equity	313,164	-	-	313,164
Large U.S. equity	1,302,588	-	-	1,302,588
Small/Mid U.S. equity	1,530,141	-	-	1,530,141
Total mutual funds	7,634,561	-	-	7,634,561
Common stock - employer securities	184,918	-	-	184,918
Common/collective trust:				
Guaranteed investment contract	-	-	1,051,360	1,051,360
Total assets at fair value	$ 7,819,479	$ -	$ 1,051,360	$ 8,870,839

Note 4. Fair Value Measurements (continued)

Level 3 gains and losses

The following tables set forth a summary of changes in the fair value of the Plan's level 3 assets for the Principal Fixed Income Guaranteed Option for the year ended December 31, 2012 and 2011.

	Principal Fixed Income Guaranteed Option	
	2012	2011
Balance, beginning of year	$ -	$ -
Total gains/(losses)	(43,847)	-
Interest credited	1,885	-
Purchases	1,748,897	
Sales	(873,841)	-
Transfers in and/or out of level 3	-	-
Balance, end of year	$ 833,094	$ -
The amount of total gains/losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ (43,847)	$ -

The following tables set forth a summary of changes in the fair value of the Plan's level 3 assets for the Reliance Trust Company Stable Value Fund for the year ended December 31, 2012 and 2011.

	Reliance Trust Company Stable Value Fund	
	2012	2011
Balance, beginning of year	$ 1,051,360	$ 1,031,936
Total gains/(losses)	128,997	52,145
Interest credited	-	-
Purchases	-	
Sales	(1,180,357)	(32,721)
Transfers in and/or out of level 3	-	-
Balance, end of year	$ -	$ 1,051,360
The amount of total gains/losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ -	$ 40,402

Note 4. Fair Value Measurements (continued)

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2012.

Investment Type		Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/ Collective Trusts	$	3,818,949	N/A	Daily	1 Day
Pooled Separate Accounts	$	2,000,004	N/A	Daily	1 Day

Note 5. Investment Contract with Insurance Company

Principal Fixed Income Guaranteed Option

In November 2012, the Plan entered into a fully benefit-responsive guaranteed investment contract with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at the fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Note 5. Investment Contract with Insurance Company (continued)

Principal Fixed Income Guaranteed Option (continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2012 and 2011 was $833,094 and $0, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that any events that would limit the Plan's ability to transact at contract value with participants are probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The average yields earned by the guaranteed investment contract are as follows:

	2012	2011
Average yields:		
Based on actual earnings	2.10%	N/A
Based on interest rate credited to participants	2.10%	N/A

Reliance Trust Company Stable Value Fund

Through November 2012, the Plan invested in the Reliance Trust Company Stable Value Fund, a common collective trust which invests in a fully benefit-responsive investment contract with Reliance Trust Company. Reliance Trust Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Note 5. Investment Contract with Insurance Company (continued)

Reliance Trust Company Stable Value Fund (continued)

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at the fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Reliance Trust Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2012 and 2011 was $0 and $1,051,360, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that any events that would limit the Plan's ability to transact at contract value with participants are probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The average yields earned by the guaranteed investment account are as follows:

	2012	2011
Average yields:		
Based on actual earnings	N/A	8.69%
Based on interest rate credited to participants	N/A	4.12%

NOTES TO FINANCIAL STATEMENTS

Note 6. Related Party Transactions

The Plan holds investments in the common stock of the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions.

Note 7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8. Tax Status

The IRS has determined and informed the Company by a letter dated July 23, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service, the Department of Labor or the State of Maryland. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

Note 9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 10. Subsequent Events

In preparing these financial statements, the Plan has evaluated events and transactions for potential recognition or disclosure through June 19, 2013, the date the financial statements were available to be issued. There were no additional events or transactions that were discovered during the evaluation that required disclosure.

SUPPLEMENTAL SCHEDULE

BALTIMORE COUNTY SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
(Formerly Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012

Schedule H, Form 5500
Part IV, Line 4i - Schedule of Assets (Held at End of Year)
Plan No. 002

(a)	(b) Identity of Issue, Borrower Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
Common/collective trusts				
	Principal Trust Company	Principal Trust (SM) Income Fund		$ 19,671
	Principal Trust Company	Principal Trust (SM) Target 2010 Fund		412,081
	Principal Trust Company	Principal Trust (SM) Target 2015 Fund		305,759
	Principal Trust Company	Principal Trust (SM) Target 2020 Fund		1,941,524
	Principal Trust Company	Principal Trust (SM) Target 2025 Fund		1,383
	Principal Trust Company	Principal Trust (SM) Target 2030 Fund		713,831
	Principal Trust Company	Principal Trust (SM) Target 2035 Fund		179
	Principal Trust Company	Principal Trust (SM) Target 2040 Fund		376,637
	Principal Trust Company	Principal Trust (SM) Target 2045 Fund		1,303
	Principal Trust Company	Principal Trust (SM) Target 2050 Fund		46,018
	Principal Trust Company	Principal Trust (SM) Target 2055 Fund		563
				3,818,949
Pooled separate accounts				
	Principal Life Insurance Company	Equity Income Separate Account		453,628
	Principal Life Insurance Company	Income Separate Account		4,647
	Principal Life Insurance Company	Large Cap Growth I Separate Account		451,058
	Principal Life Insurance Company	Large Cap S&P 500 Index Separate Account		561,485
	Principal Life Insurance Company	Mid Cap S&P 400 Index Separate Account		3,447
	Principal Life Insurance Company	Small Cap S&P 600 Index Separate Account		525,739
				2,000,004

BALTIMORE COUNTY SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
(Formerly Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012

Schedule H, Form 5500
Part IV, Line 4i - Schedule of Assets (Held at End of Year) (continued)
Plan No. 002

(a)	(b) Identity of Issue, Borrower Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	Mutual Funds			
	American Funds Service Company	American Funds New Perspective R4 Fund		3,460
	American Century Investments	American Century Heritage A Fund		781,791
	American Century Investments	American Century Mid Cap Value A Fund		460,222
	Delaware Investments	Delaware Small Cap Value A Fund		3,475
	JP Morgan Funds	JP Morgan Government Bond A Fund		1,088,069
	Oppenheimer	Oppenheimer International Growth A Fund		444,003
	Pimco Total Return Fund	Pimco Total Return A Fund		687,158
				3,468,178
	Guaranteed Investment Contract			
	Principal Life Insurance Company	Fixed Income Guaranteed Option		876,941
	Employer securities			
*	BCSB Bancorp, Inc	17,092 Shares of Common Stock		242,706
	Participant loans			
	Participant Loans	Interest rates ranging from 4.25% to 6.00%, terms ranging from 1 to 5 years	- 0 -	380,066
				$ 10,786,844

* Baltimore County Savings Bank is the sponsor of the Plan at December 31, 2012 - qualifies as an exempt party-in-interest transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Baltimore County Savings Bank
Employees' Savings & Profit Sharing Plan

Date: 6/20/13 By 

David M. Meadows
Vice President and Corporate Secretary

US2008 4679891 1

Consent of Independent Accounting Firm

MICHAEL D. SISK & COMPANY, PC

Certified Public Accountants
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 000-53295) of BCSB Bancorp, Inc. of our report dated June 19, 2013, with respect to the financial statements of the Baltimore County Savings Bank Employees' Savings and Profit Sharing Plan for the year ended December 31, 2012, included in the Form 11-K.

Michael D. Sisk & Company, PC
Baltimore, Maryland
June 19, 2013

KILPATRICK
TOWNSEND
ATTORNEYS AT LAW

KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5856
direct fax 202 585 0077
SuWalker@KilpatrickTownsend.com

June 20, 2013


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2013
WASH, D.C.
196
SECTION

VIA COURIER

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: BCSB Bancorp, Inc.
Baltimore County Savings Bank Employees' Savings & Profit Sharing Plan
Annual Report on Form 11-K
Commission File No. 000-53163

Dear Sir or Madam:

Please find enclosed four (4) copies, one of which is manually signed, of the Annual Report on Form 11-K for the Baltimore County Savings Bank Employees' Savings and Profit Sharing Plan, for the period ended December 31, 2012.

Please date stamp the enclosed copy of this letter as a receipt and return it via the enclosed self-addressed stamped envelope to the undersigned. If you have any questions about the enclosed, please contact the undersigned at (202) 508-5856.

Sincerely,

KILPATRICK TOWNSEND & STOCKTON LLP



Suzanne A. Walker

Enclosures
cc: David M. Meadows, Baltimore County Savings Bank

US2008 4679959 1